UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
____________________

SYMYX TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
____________________

Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
____________________

87155s108
(CUSIP Number of Class of Securities)
____________________

Rex Jackson
Executive Vice President and Chief Financial Officer
Symyx Technologies, Inc.
3100 Central Expressway
 Santa Clara, California 95051
(408) 764-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)
____________________

Copy to:

Timothy J. Moore, Esq.
Brett D. White, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation* _____________________	Amount of Filing Fee _____________________
Not applicable	Not applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

1.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable

Form or Registration No.:  Not Applicable

Filing Party:  Not Applicable

Date Filed:  Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

2.

Attached is an electronic mail communication sent on July 3, 2008 from Rex S. Jackson, Chief Financial Officer of Symyx Technologies, Inc. (the “Company”), to the Company’s employees announcing the approval of the stock option exchange program by the stockholders of the Company at the Company’s 2008 Annual Meeting of Stockholders (the “Employee Communication”). The Employee Communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options.

The tender offer described in the Employee Communication has not yet commenced.   At the time the stock option exchange program has commenced, the Company will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the stock option exchange program, free of charge. Persons who are eligible to participate in the stock option exchange program should read these written materials carefully when they become available because they will contain important information about the stock option exchange program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the stock option exchange program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov.

ITEMS 1-11, 13.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	Communication to employees, dated July 3, 2008, from Rex S. Jackson.

3.